N-SAR Exhibit: Sub-item 77I
Legg Mason Global Asset Management Trust
Legg Mason BW Dynamic Large Cap Value Fund

In connection with the terms of the offering of Class A, Class C, Class FI, Class R, Class I and Class IS Shares of Legg Mason BW Dynamic Large Cap Value Fund (the "Fund"), Registrant incorporates by reference, the Fund's prospectus, Statement of Additional Information, Amended Schedules A and B to the Amended and Restated Declaration of Trust, Management Agreement and Subadvisory Agreement, Amended Appendix A to the Shareholder Services and Distribution Plan, and other related agreements thereto, as filed with the Securities and Exchange Commission pursuant to Rule 485(a)of the Securities Act of 1933, on post-effective Amendment No. 81 to Form N-1A, on August 6, 2014 (Accession No. 0001193125-14-298534).